SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 31, 2012

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

On July 31, 2012, Navios Maritime Partners L.P. (“Navios Partners”) entered into a facility agreement for a term loan with DVB Bank SE and Commerzbank AG for up to $290.45 million (the “July Loan Agreement”). The July Loan Agreement was entered into to refinance and replace Navios Partners’ two existing facilities consisting of its existing credit facility of up to $260.0 million, dated November 15, 2007, as amended, and its facility agreement of $35.0 million dated May 27, 2011. The July Loan Agreement matures on November 30, 2017 and is repayable (if the full amount is drawn) in 21 installments in various amounts during the term of the July Loan Agreement consisting of $625,000 (2 quarterly installments), $7.925 million (17 quarterly installments) and $12.925 million (2 quarterly installments) with a final payment of $128.625 million. The July Loan Agreement requires compliance with certain financial covenants and, among other events, it shall be an event of default under the July Loan Agreement if such covenants are not complied with or if the general partner, Navios Maritime Holdings Inc. (“Navios Holdings”) or Angeliki Frangou, Navios Partners’ Chairman and Chief Executive Officer, in the aggregate, beneficially own less than 20% of Navios Partners. The July Loan Agreement bears interest at rates ranging from 1.8% to 2.05% per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The July Loan Agreement is attached as Exhibit 10.1 to this Report and is incorporated herein by reference.

On August 8, 2012, Navios Partners entered into a facility agreement for a term loan with certain lenders for up to $44.0 million (the “August Loan Agreement”). The August Loan Agreement was entered into to finance a portion of the purchase price payable in connection with three vessels. The August Loan Agreement is repayable in 22 equal quarterly installments of $925,000 and a final payment of $23.65 million. The August Loan Agreement requires compliance with certain financial covenants and, among other events, it shall be an event of default under the August Loan Agreement if such covenants are not complied with or if the general partner, Navios Holdings or Angeliki Frangou, Navios Partners’ Chairman and Chief Executive Officer, in the aggregate, beneficially own less than 20% of Navios Partners. The August Loan Agreement bears interest at 3.5% per annum plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The August Loan Agreement is attached as Exhibit 10.2 to this Report and is incorporated herein by reference.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: September 5, 2012

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Facility Agreement for $290.45 million term loan facility, dated July 31, 2012

10.2	Facility Agreement for $44.0 million term loan facility, dated August 8, 2012